SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

Exhibit 99.1

Report Regarding Dissolution of a Subsidiary

Woori Investment Trust Management, a wholly-owned subsidiary of Woori Finance Holdings, will be dissolved following the merger with LG Investment Trust Management, the surviving entity and subsidiary of Woori Finance Holdings.

Key Details

•	Name of company : Woori Investment Trust Management

•	Relation with Woori Finance Holdings : Subsidiary

•	Reason for dissolution : Merger into LG Investment Trust Management

•	Date of resolution : May 11, 2005

•	Further schedules :

•	May 22, 2005 : Put-option period and declaration of shareholders’ dissent

•	May 31, 2005 : Date of merger

•	June 1, 2005 : Merger registration

Exhibit 99.2

Report Regarding Dissolution of a Subsidiary

Woori LB Second Asset Securitization Specialty, a wholly-owned subsidiary of Woori Finance Holdings, will be dissolved following the full redemption.

Key Details

•	Name of company : Woori LB Second Asset Securitization Specialty

•	Relation with Woori Finance Holdings : Subsidiary

•	Reason for dissolution : Full redemption

•	Date of resolution : May 11, 2005

•	Further schedules :

•	July 16, 2005 : Deadline for registering of obligation

•	July 27, 2005 : Liquidation meeting

•	July 28, 2005 : Registration for completion of liquidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 12, 2005	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director